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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                              LIFEMARK CORPORATION
                                (Name of Issuer)

                          Common Stock, $.01 Par Value
                         (Title of Class of Securities)

                                   561906 10 8
                                 (CUSIP Number)

                               Michael J. Kennedy
                              Lifemark Corporation
                             7600 North 16th Street
                                    Suite 150
                             Phoenix, Arizona 85020
                                 (602) 331-5100
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                October 10, 2000
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ( ).

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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CUSIP No. 561906 10 8                13D
_______________________________________________________________________________
1   NAME OF REPORTING PERSONS/S. S. OR
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS:

    John Lingenfelter
_______________________________________________________________________________
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:  Not Applicable
                                                                        a  (_)
                                                                        b  (_)

_______________________________________________________________________________
3   SEC USE ONLY

_______________________________________________________________________________
4   SOURCE OF FUNDS:

    OO
_______________________________________________________________________________
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
    PURSUANT TO ITEM 2(d) OR 2(e):                                      (_)

_______________________________________________________________________________
6   CITIZENSHIP OR PLACE OF ORGANIZATION:

United States
_______________________________________________________________________________
                    7   SOLE VOTING POWER:
 NUMBER OF
                        438,159
  SHARES            ___________________________________________________________
                    8   SHARED VOTING POWER:
BENEFICIALLY
                        0
  OWNED BY          ___________________________________________________________
                    9   SOLE DISPOSITIVE POWER:
   EACH
                        438,159
 REPORTING          ___________________________________________________________
                    10  SHARED DISPOSITIVE POWER:
  PERSON

   WITH:

                        0
_______________________________________________________________________________
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

    438,159
_______________________________________________________________________________
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
                                                                            (_)

_______________________________________________________________________________
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

    8.5%
_______________________________________________________________________________
14  TYPE OF REPORTING PERSON:

    IN
_______________________________________________________________________________

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         This Amendment No. 1 relates to a statement on Schedule 13D originally filed on March 8, 1996 (the original "Statement"). This Amendment is being filed electronically via the Securities and Exchange Commission's EDGAR system. Pursuant to the applicable EDGAR rules, this Amendment restates the information contained in the original Statement.

ITEM 1.  Security and Issuer

         The original Statement and this Amendment relate to the common stock, $.01 par value (the "Common Stock"), of Lifemark Corporation, a Delaware corporation (the "Company"), which has its principal executive offices at 7600 North 16th Street, Suite 150, Phoenix, Arizona 85020.

ITEM 2.  Identity and Background

         (a), (b) and (c): This statement is being filed by John Lingenfelter ("Dr. Lingenfelter"). Dr. Lingenfelter's business address is c/o Lifemark Corporation, 7600 North 16th Street, Suite 150, Phoenix, Arizona 85020. His principal occupation is as a physician in private practice.

         (d) and (e): During the last five years, Dr. Lingenfelter has not been
(a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f): Dr. Lingenfelter is a citizen of the United States.

ITEM 3.  Source and Amount of Funds or Other Consideration

         Prior to the filing of the original Statement, Dr. Lingenfelter was a shareholder in each of three Arizona corporations, Ventana Health Systems, Inc., Managed Care Solutions, Inc. and Arizona Health Concepts, Inc. (the "MCS Companies"). As a result of the 1996 merger transactions (the "1996 Merger") described in Item 4, the MCS Companies became wholly owned subsidiaries of the Company, and the Company's name was changed to Managed Care Solutions, Inc. Pursuant to the 1996 Merger, the shares of common stock of the MCS Companies held by Dr. Lingenfelter were converted into shares of common stock of Managed Care Solutions, Inc. On July 12, 1999, the Company changed its name from Managed Care Solutions, Inc. to Lifemark Corporation.

ITEM 4.  Purpose of Transaction

         On March 1, 1996, pursuant to an Agreement and Plan of Merger dated as of November 20, 1995 (the "1996 Merger Agreement") among the MCS Companies, the Company and three wholly owned subsidiaries of the Company (the
"Subsidiaries"), each of the Subsidiaries was merged with and into one of the MCS Companies. The previously outstanding shares of common stock of the MCS Companies were converted into the right to receive, in the aggregate, 51% of the common stock outstanding immediately after the 1996 Merger (representing 49.9% of the voting power with respect to the Company
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as a result of 6.85 shares of Voting Preferred Stock of the Company being issued and outstanding).

         In accordance with the 1996 Merger Agreement, the number of directors of the Company was increased from six to eight, two of the directors in office prior to the 1996 Merger resigned, and four officers and directors of the MCS Companies, including Dr. Lingenfelter, were elected as directors of the Company.

         The foregoing description of certain terms of the 1996 Merger Agreement is qualified in its entirety by reference to the 1996 Merger Agreement, which is
Exhibit 1 to this Amendment and is incorporated herein by reference.

         On October 10, 2000, the respective Boards of Directors of UnitedHealth Group Incorporated ("Parent" or "UnitedHealth Group"), Leo Acquisition Corp., a wholly-owned subsidiary of Parent ("Merger Sub") and the Company entered into an Agreement and Plan of Merger (the "2000 Merger Agreement"), whereby Merger Sub will be merged with and into the Company (the "2000 Merger"). At the time the 2000 Merger becomes effective, each share of the Company's Common Stock (other than shares owned by the Company as treasury stock and stock owned by the Parent or any wholly owned subsidiary of Parent or the Company) will be canceled and extinguished and converted automatically into the right to receive that number of shares of common stock of the Parent equal to the "Per Share Price" divided by the "Parent Average Price".

                  (i) The term "Per Share Price" means:

                           (A) If the Parent Average Price is $95.00 or more,
                  $10.55;

                           (B) If the Parent Average Price is $88.00 or less,
                  $10.08; and

                           (C) If the Parent Average Price is more than $88.00
                  and less than $95.00, the sum of $10.08 plus the product of

                                       Parent Average Price - $88.00
                           $0.47 X ( _________________________________ )
                                                  $7.00

                  (ii) The term "Parent Average Price" means the average closing price per share of Parent Common Stock on the New York Stock Exchange for the ten consecutive trading days ending with and including the second business day preceding the date of the closing of the transactions contemplated by the 2000 Merger Agreement; provided, that if the amount so calculated is more than $113.00, the term "Parent Average Price" shall mean $113.00.

         Notwithstanding the above, if the Parent Average Price is $88.00 or less, Parent may elect that each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than shares owned by the Company as treasury stock, stock owned by the Parent or any wholly
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owned subsidiary of Parent or the Company and shares held by a holder who has not voted in favor of the Merger or consented thereto in writing and who has demanded properly in writing appraisal for such shares in accordance with Delaware General Corporate Law) will be canceled and extinguished and be converted automatically into the right to receive from Parent an amount of cash equal to the Per Share Price.

         IN CONNECTION WITH THE 2000 MERGER, UNITEDHEALTH GROUP WILL FILE A REGISTRATION STATEMENT ON FORM S-4 AND OTHER RELEVANT DOCUMENTS WITH THE SECURITIES AND EXCHANGE COMMISSION AND THE COMPANY WILL FILE WITH THE SEC A PROXY STATEMENT CONTAINING INFORMATION ABOUT THE 2000 MERGER. INVESTORS AND STOCKHOLDERS OF THE COMPANY WILL BE ABLE TO OBTAIN FREE COPIES OF THESE DOCUMENTS THROUGH THE WEBSITE MAINTAINED BY THE SEC AT http:/www.sec.gov. INVESTORS AND STOCKHOLDERS OF THE COMPANY WILL ALSO BE ABLE TO OBTAIN COPIES OF THE DOCUMENTS FILED BY UNITEDHEALTH GROUP FREE OF CHARGE FROM UNITEDHEALTH GROUP BY MAILING A REQUEST TO UNITEDHEALTH GROUP INCORPORATED, INVESTOR RELATIONS, UNITEDHEALTH GROUP CENTER, 9900 BREN ROAD EAST, MINNETONKA, MINNESOTA 55343,
TELEPHONE: (952) 936-1300. THE PROXY STATEMENT/PROSPECTUS WILL ALSO BE AVAILABLE TO INVESTORS AND STOCKHOLDERS FREE OF CHARGE FROM THE COMPANY BY MAILING A REQUEST TO LIFEMARK CORPORATION, INVESTOR RELATIONS, 7600 NORTH 16TH STREET, SUITE 150, PHOENIX, ARIZONA 85020, TELEPHONE: (602) 331-5150.

         On October 10, 2000, Dr. Lingenfelter entered into a Voting Agreement (the "Voting Agreement") by and among Parent and certain shareholders of the Company. In the Voting Agreement, Dr. Lingenfelter agreed to vote the shares of Company Common Stock owned by him (whether held directly or beneficially) in favor of approval of the 2000 Merger Agreement. The Voting Agreement also provides, among other things, that Dr. Lingenfelter will not vote any shares owned by him (whether held directly or beneficially) in favor of the approval of any (i) acquisition proposal, (ii) reorganization, recapitalization, liquidation or winding up of the Company or any other extraordinary transaction, (iii) corporate action that would frustrate the purposes or prevent or delay the consummation, of the transactions contemplated by the 2000 Merger Agreement; or
(iv) other matters related to or connected with the foregoing matters.

         During the term of the Voting Agreement, Dr. Lingenfelter further agreed to revoke all previous proxies granted with respect to the shares of Company Common Stock he holds; and he granted an irrevocable proxy appointing Parent and each of its designees as his attorney-in-fact and proxy, with full power of substitution, for and in his name, to vote, express, consent or dissent, or otherwise use such voting power in the manner contemplated above. The Voting Agreement terminates upon the earlier of the termination of the 2000 Merger Agreement or the Effective Time. The foregoing description of certain terms of the Voting Agreement is qualified in its entirety by reference to the Voting Agreement, a copy of which is included as Exhibit 2 to this Amendment and is incorporated herein by reference.
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         The shares of Common Stock reported in this statement are held for investment purposes. Depending on trading prices of the Common Stock and upon Dr. Lingenfelter's personal financial position and goals from time to time, Dr. Lingenfelter may, subject to any applicable statutory or other limitations, purchase additional shares of Common Stock or dispose of shares of Common Stock in the open market, in privately negotiated transactions, or otherwise. Dr. Lingenfelter retains the right to evaluate his position in the future and change his intent with respect to any future actions.

         Other than as described above, Dr. Lingenfelter has no plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D (although he reserves the right to develop such plans).

ITEM 5.  Interest in Securities of the Issuer

         (a) and (b): As of March 8, 1996, Dr. Lingenfelter had the sole power to vote and dispose of and beneficially owned 573,653 shares of Common Stock (approximately 13.1% of the class then outstanding).

         As of the date of filing this Amendment, Dr. Lingenfelter had the sole power to vote and dispose of and beneficially owned 438,159 shares of Common Stock (approximately 8.5% of the class then outstanding).

         (c) Not applicable.

         (d) Not applicable.

         (e) Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         Dr. Lingenfelter is a party to a Registration Rights Agreement (the "Registration Rights Agreement") with the Company pursuant to which the Company has granted Dr. Lingenfelter "piggyback" registration rights with respect to public stock offerings by the Company. Dr. Lingenfelter's registration rights will expire (i) on the second anniversary of the date he is no longer an affiliate of the MCS Companies or the Company, or (ii) when all of the remaining shares of Common Stock held by him may be disposed of within 90 days under Rule 144 under the Securities Act of 1933. In connection with the 2000 Merger, Dr. Lingenfelter has agreed to waive his rights under the Registration Rights Agreement upon, and subject to, consummation of the 2000 Merger. The foregoing description of the Registration Rights Agreement is qualified in its entirety by reference to the Registration Rights Agreement, which is included as Exhibit 3 to this Amendment and is incorporated herein by reference.

         The description of the Voting Agreement set forth under Item 4 of this Amendment is incorporated herein by reference.

         Except as set forth above, Dr. Lingenfelter does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including, but not limited to, transfer or voting of any such securities,
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finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.  Material to Be Filed as Exhibits

          Exhibit                 Description
          No.

              1 1996 Merger Agreement, dated November 20, 1995 among the Company, the Subsidiaries and the MCS Companies (incorporated by reference to Exhibit 2 to the Company's Registration Statement No. 333-558 on Form S-4)

              2 Voting Agreement, dated October 10, 2000, among Parent, Dr. Lingenfelter and certain other shareholders of the Company

              3      Registration Rights Agreement dated as of
                     March 1, 1996 among the Company, John
                     Lingenfelter, M.D., Henry Kaldenbaugh, M.D., and Geralde Curtis (incorporated by reference to the original Statement)

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                                   Signatures

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.


Dated:  October 19, 2000


                                              /s/ John Lingenfelter
                                     ---------------------------------------
                                             John Lingenfelter, M.D.
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                                 EXHIBIT INDEX


          Exhibit                 Description
          No.

              1 1996 Merger Agreement, dated November 20, 1995 among the Company, the Subsidiaries and the MCS Companies (incorporated by reference to Exhibit 2 to the Company's Registration Statement No. 333-558 on Form S-4)

              2 Voting Agreement, dated October 10, 2000, among Parent, Dr. Lingenfelter and certain other shareholders of the Company

              3      Registration Rights Agreement dated as of
                     March 1, 1996 among the Company, John
                     Lingenfelter, M.D., Henry Kaldenbaugh, M.D., and Geralde Curtis (incorporated by reference to the original Statement)